Exhibit 99.1

EARNINGS RELEASE
STATS ChipPAC Reports Second Quarter 2007 Results
United States — 7/25/2007, Singapore — 7/26/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the second quarter 2007.
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC said, “Our second quarter was impacted by weak demand from certain large customers. As a result, our revenue declined about 5.2% from prior quarter. In general, we saw strong growth in our consumer and multi-applications market in applications like NAND flash, portable multimedia devices, digital TV and camera. Wireless communications were generally strong. Our personal computer business was weaker but improved towards the end of the second quarter on recovery of storage devices and graphics chipsets.”
Revenue for the second quarter of 2007 decreased 11.5% to $370.2 million, compared to $418.1 million in the second quarter of 2006. This represents a sequential decline of 5.2% compared to the first quarter of 2007. Net income for the second quarter of 2007 was $7.4 million or $0.04 per diluted ADS, compared to net income of $18.0 million or $0.09 per diluted ADS in the second quarter of 2006. Net income for the second quarter of 2007 included approximately $2.0 million in share-based compensation expense as required under SFAS 123(R), $4.1 million in non-recurring expenses related to the tender offer from Singapore Technologies Semiconductors Pte Ltd, a wholly-owned subsidiary of Temasek Holdings (Private) Limited, $1.7 million in impairment on the Company’s assets used to manufacture discrete power packages that are classified as held for sale and $1.0 million in restructuring expenses.
Tham Kah Locke, acting Chief Financial Officer of STATS ChipPAC said, “We continue to focus our capital spending on strategic customer programs and to emphasize the generation of cash flow from our operations. In the second quarter of 2007, we spent approximately $55.4 million in capital expenditures, which was 15.0% of revenue compared to 26.9% of revenue in the second quarter of 2006. Gross margin in this quarter was 18.1% compared to 19.9% in prior quarter. The margin declined due to lower revenue.”
Outlook
Tan Lay Koon, commented, “For the third quarter, we expect revenue to be approximately in the range of $389.0 million to $408.0 million or in the range of 5% to 10% higher than the second quarter of 2007, with US GAAP net income in the range of $18.0 million to $24.0 million, which represents US GAAP net income per diluted ADS of $0.08 to $0.11, including the impact of approximately $0.01 per diluted ADS for the expensing of share-based compensation.”

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Singapore on Thursday, July 26, 2007. This will be 8:00 p.m. in New York on Wednesday, July 25, 2007. During the call, time will be set aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-201-689-8560. A live webcast of the conference call will be available on STATS ChipPAC’s website at www.statschippac.com. A replay of the call will be available 2 hours after the live call through noon on Thursday, August 2, 2007 (in Singapore) or midnight on Wednesday, August 1, 2007 (in New York) at www.statschippac.com and by telephone at +1-201-612-7415. The account number to access the replay is 3055 and the conference ID number is 246519.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq Stock Market (NASDAQ) and the Singapore Exchange Securities Trading Limited (SGX-ST). In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Forward-Looking Statements
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ from our expectations include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; ability to meet specific conditions imposed for the continued trading or listing of the Company’s securities on the SGX-ST and the NASDAQ; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to continue to successfully integrate the operations of the former separate STATS and ChipPAC companies and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Singapore Contact:	US Contacts:

Tham Kah Locke Vice President, Corporate Finance Tel: (65) 6824 7788, Fax: (65) 6720 7826 email: kahlocke.tham@statschippac.com	Lisa Lavin Marcom Manager Tel: (208) 939 3104, Fax: (208) 939 4817 email: lisa.lavin@statschippac.com

The Ruth Group David Pasquale — Executive Vice President Tel: (646) 536 7006 email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 25,	July 1,	June 25,	July 1,
	2006	2007	2006	2007
Net revenues	$418,133	$370,183	$803,842	$760,653
Cost of revenues	(331,327)	(303,236)	(640,443)	(616,147)

Gross profit	86,806	66,947	163,399	144,506

Operating expenses:
Selling, general and administrative	39,914	28,036	79,625	56,035
Research and development	7,909	8,985	14,882	17,170
Tender offer expenses	—	4,114	—	10,922
Held for sale asset impairment	—	1,725	—	1,725
Restructuring charges	—	990	—	990

Total operating expenses	47,823	43,850	94,507	86,842

Operating income (loss)	38,983	23,097	68,892	57,664
Other income (expenses), net	(10,575)	(8,503)	(20,005)	(17,222)

Income (loss) before income taxes	28,408	14,594	48,887	40,442
Income tax expense	(7,211)	(5,782)	(13,129)	(13,433)

Income (loss) before minority interest	21,197	8,812	35,758	27,009
Minority interest	(3,177)	(1,383)	(5,722)	(2,533)

Net income (loss)	$18,020	$7,429	$30,036	$24,476

Net income (loss) per ordinary share:
Basic	$0.01	$0.00	$0.02	$0.01
Diluted	$0.01	$0.00	$0.01	$0.01

Net income (loss) per ADS:
Basic	$0.09	$0.04	$0.15	$0.12
Diluted	$0.09	$0.04	$0.14	$0.12

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,988,133	2,031,435	1,984,671	2,020,633
Diluted	2,158,312	2,186,078	2,156,948	2,180,555

ADS (in thousands) used in per ADS calculation:
Basic	198,813	203,144	198,467	202,063
Diluted	215,831	218,608	215,695	218,056

Key Ratios and Information:
Gross Margin	20.8%	18.1%	20.3%	19.0%
Operating Expenses as a % of Revenue	11.5%	11.8%	11.7%	11.4%
Operating Margin	9.3%	6.3%	8.6%	7.6%

Depreciation & Amortization, including
Amortization of Debt Issuance Costs	$72,036	$62,687	$141,556	$124,084
Capital Expenditures	$112,453	$55,373	$245,307	$112,159

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$1,629	$1,069	$3,143	$2,557
Selling, general and administrative	763	722	3,233	1,740
Research and development	391	196	852	572

	$2,783	$1,987	$7,228	$4,869

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31,	July 1,
	2006	2007
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$216,583	$229,832
Accounts receivable, net	243,779	224,354
Inventories	111,614	89,645
Other current assets	27,845	23,635

Total current assets	599,821	567,466

Marketable securities	15,358	15,133
Property, plant and equipment, net	1,192,830	1,171,505
Investment in equity investee	10,292	10,171
Goodwill and intangible assets	555,358	553,078
Other non-current assets *	84,621	78,367

Total assets	$2,458,280	$2,395,720

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$201,999	$168,504
Other current liabilities	104,482	93,017
Short-term debts	65,373	152,024

Total current liabilities	371,854	413,545
Long-term debts	697,523	534,052
Other non-current liabilities	84,807	92,200

Total liabilities	1,154,184	1,039,797

Minority interest	57,946	54,115

Shareholders’ equity	1,246,150	1,301,808

Total liabilities and shareholders’ equity	$2,458,280	$2,395,720

*	Includes $980 and $981 of non-current restricted cash as of July 1, 2007 and December 31, 2006, respectively.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	2Q 2006	1Q 2007	2Q 2007
Net Revenues by Product Line
Packaging — array	55.3%	58.6%	56.0%
Packaging — leaded	18.4%	16.9%	18.6%
Test and other services	26.3%	24.5%	25.4%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	57.3%	52.5%	50.0%
Personal Computers	19.1%	16.1%	14.8%
Consumer, Multi-applications and Others	23.6%	31.4%	35.2%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	72.3%	77.1%	71.6%
Europe	2.9%	2.2%	3.5%
Asia	24.8%	20.7%	24.9%

	100.0%	100.0%	100.0%

Number of Testers	996	938	912
Number of Wirebonders	3,801	3,808	3,759

Overall Equipment Utilization Rate	77%	75%	74%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com